Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271529

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated August 6, 2024

To

Prospectuses for Class A Shares, Class C Shares,
Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares
and Class W Shares, each dated April 29, 2024

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses of CION Ares Diversified Credit Fund (the “Fund”). This supplement is part of, and should be read in conjunction with, the Prospectuses. Unless otherwise indicated, all other information included in the Prospectuses that is not inconsistent with the information set forth in this supplement remains unchanged. The Prospectuses have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this supplement have the same meanings as in the Prospectuses, unless otherwise stated herein.

On July 31, 2024, the Fund entered into a revolving credit and security agreement among CADEX Liquid Financing LLC, a wholly owned subsidiary of the Fund, the lenders from time to time party thereto, BNP Paribas, as administrative agent, the Fund, as equityholder, Ares Capital Management II LLC, as servicer, and U.S. Bank Trust Company, National Association, as collateral agent, pursuant to which BNP Paribas agreed to extend credit to CADEX Liquid Financing LLC in an aggregate principal amount up to $400 million at any one time outstanding. In addition, on July 31, 2024, the Fund entered into an agreement to amend the State Street Credit Facility. The amendment, among other things, (i) reduced the total commitment under the State Street Credit Facility from $400 million to $300 million, (ii) extended the stated maturity date from August 25, 2024 to July 31, 2026 and (iii) adjusted the interest rate charged on the State Street Credit Facility from an applicable SOFR plus a credit spread adjustment of 0.10% (as defined in the documents governing the State Street Credit Facility) plus an applicable spread of 1.00% to an applicable SOFR plus an applicable spread of 1.25%.

Accordingly, effective immediately, the following changes are made to the Fund’s Prospectuses:

The discussion of the State Street Credit Facility in the sub-section of each Prospectus entitled “Types of Investments and Related Risks—Risks Associated with the Use of Leverage” is hereby replaced in its entirety with the following:

State Street Credit Facility. The Fund is a party to a senior secured revolving credit facility (as amended, the “State Street Credit Facility”), that allows the Fund to borrow up to $300 million at any one time outstanding. The State Street Credit Facility’s stated maturity date is July 31, 2026. Under the State Street Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities (which are subject to certain limitations and exceptions), including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness, including additional mandatory redeemable preferred shares, and liens, (b) limitations on certain restricted payments, (c) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) to senior securities representing indebtedness plus the involuntary liquidation preference of the mandatory redeemable preferred shares of the Fund and its consolidated subsidiaries (subject to certain exceptions) of not less than 2:1 and (d) maintaining a ratio of total assets (less total liabilities other than senior securities representing indebtedness) of the Fund to outstanding and requested loans of not less than 3:1.

As of July 31, 2024, there was $284.39 million outstanding under the State Street Credit Facility. On and after July 31, 2024, the interest rate charged on the State Street Credit Facility is based on an applicable SOFR rate plus an applicable spread of 1.25% (as defined in the documents governing the State Street Credit Facility). Prior to July 31, 2024, the interest rate charged on the State Street Credit Facility was based on an applicable SOFR rate plus a credit spread adjustment of 0.10% and an applicable spread of 1.00% (as defined in the documents governing the State Street Credit Facility). The Fund is required to pay a commitment fee of 0.25% per annum on any unused portion of the State Street Credit Facility.

The following discussion of the BNP Credit Facility (as defined below) is added to the sub-section of each Prospectus entitled “Types of Investments and Related Risks—Risks Associated with the Use of Leverage,” following the discussion of the State Street Credit Facility and the Wells Credit Facility:

BNP Credit Facility. The Fund and one of the Fund’s consolidated subsidiaries, CADEX Liquid Financing LLC (the “Financing Sub 2”), are parties to a revolving credit and security agreement (the “BNP Credit Facility”), pursuant to which BNP Paribas has agreed to extend credit to Financing Sub 2 in an aggregate principal amount up to $400 million at any one time outstanding. The BNP Credit Facility has a three-year reinvestment period (the “Reinvestment Period”) and a stated maturity date that is four years after the effective date of the BNP Credit Facility. Subject to certain conditions, during the Reinvestment Period, Financing Sub 2 may propose one or more increases in the maximum facility amount in increments of $50 million. The obligations of Financing Sub 2 under the BNP Credit Facility are secured by all of the assets held by Financing Sub 2, including certain loans (the “Loans”) to be contributed by the Fund to Financing Sub 2 from time to time. Under the terms of the BNP Credit Facility, the Fund and Financing Sub 2, as applicable, have made certain representations and warranties regarding the Loans, as well as their businesses, and are required to comply with various covenants, servicing procedures, limitations on the disposition of Loans, reporting requirements and other customary requirements for similar revolving funding facilities. The BNP Credit Facility includes usual and customary events of default for revolving funding facilities of this nature.

As of July 31, 2024, there were no borrowings outstanding under the BNP Credit Facility. The interest rate charged on the BNP Credit Facility is based on an applicable SOFR (as defined in the documents governing the BNP Credit Facility) plus a margin of (i) 1.60% during the Reinvestment Period and (ii) 2.60% following the Reinvestment Period. In addition, Financing Sub 2 is required to pay a commitment fee of between 0.35% and 0.70% depending on the size of the unused portion of the BNP Credit Facility.

The Fund may in the future form additional financing subsidiaries and incur additional leverage, directly or indirectly through any such financing subsidiaries, under a secured credit facility having similar or substantially different terms to those of the State Street Credit Facility, the Wells Credit Facility or the BNP Credit Facility.

Please retain this Supplement with your Prospectus.